SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.

                              Form 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                 Commission File Number 001-11621

                     Foodbrands America, Inc.
     (Exact Name of Registrant as specified in its charter)

                           1601 N.W. Expressway
                          Oklahoma City, OK 73118
                              (405) 879-4100
     (Address including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Common Stock, par value $.01
     10 3/4% Senior Subordinated Notes due 2006 and Guarantees
     (Title of each class of securities covered by this Form)

                               None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains.)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [X]      Rule 12h-3(b)(1)(ii) [ ]
     Rule 12g-4(a)(1)(ii) [ ]      Rule 12h-3(b)(2)(i)  [ ]
     Rule 12g-4(a)(2)(i)  [ ]      Rule 12h-3(b)(2)(ii) [ ]
     Rule 12g-4(a)(2)(ii) [ ]      Rule 15d-6           [X]
     Rule 12h-3(b)(1)(i)  [X]

Approximate number of holders of record as of the certification or notice date: 1 for the Common Stock, 15 for the 10 3/4% Senior Subordinated Notes due 2006 and Guarantees

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                             FOODBRANDS AMERICA, INC.

Date: July 1, 1997           By: BRYANT P. BYNUM
                                 Bryant P. Bynum
                                 Senior Vice President-Finance

                             GUARANTORS:

                             BRENNAN PACKING CO., INC.

Date: July 1, 1997           By: BRYANT P. BYNUM
                                 Bryant P. Bynum, Vice President

                             CONTINENTAL DELI FOODS, INC.

Date: July 1, 1997           By: BRYANT P. BYNUM
                                 Bryant P. Bynum, Vice President

                             DOSKOCIL FOOD SERVICE COMPANY, L.L.C.

                             By: Continental Deli Foods, Inc.,
                                 Member-Manager

Date: July 1, 1997               By: BRYANT P. BYNUM
                                     Bryant P. Bynum
                                     Vice President

                             DOSKOCIL SPECIALTY BRANDS COMPANY

Date: July 1, 1997           By: BRYANT P. BYNUM
                                 Bryant P. Bynum, Vice President

                             FBAI INVESTMENTS CORPORATION

Date: July 1, 1997           By: BRYANT P. BYNUM
                                 Bryant P. Bynum, Vice President

                             NATIONAL SERVICE CENTER, INC.

Date: July 1, 1997           By: BRYANT P. BYNUM
                                 Bryant P. Bynum, Vice President

                             JOS. COPPERFIELD & SONS, INC.

Date: July 1, 1997           By: BRYANT P. BYNUM
                                 Bryant P. Bynum, Vice President

                             KPR HOLDINGS, L.P.

                             By: JOS. COPPERFIELD & SONS, INC.,
                                 General Partner

Date:  July 1, 1997              By: BRYANT P. BYNUM
                                     Bryant P. Bynum, Vice President